25 September 2006
Letter To
Securities and Exchange Commission

ANNEX A

SUPPL

TomTom acquires the Horizon Navigation Inc. patent portfolio
An acquisition to provide a major boost to TomTom's patent portfolio

Amsterdam, 21 June 2007 - TomTom, the world's largest navigation solution provider, announced today that it has acquired the entire world-wide patent portfolio of Horizon Navigation Inc. Horizon has been a leader in the design of vehicle navigation systems for eighteen years. It developed original equipment navigation solutions for General Motors, Ford, Chrysler, Porsche, and Nissan. In addition, Horizon designed aftermarket products for Audiovox, Clarion, Dual and Cobra Electronics.

Horizon has also agreed to provide US based R&D to augment TomTom's development teams and will continue to develop its own software products.

Financial details of the transaction were not disclosed.

Harold Goddijn, TomTom's Chief Executive said "*We are delighted to acquire these important patents, many of which were invented in the early years of GPS. Horizon's patents will add to our own rapidly growing patent portfolio.*"

Laura White, Horizon's President and CEO said "*We are looking forward to contributing our navigation experience to assist TomTom, as well as continuing to provide creative solutions to our expanding customer base.*"

For more information please contact:

TomTom
Taco Titulaer
Investor Relations
ir@tomtom.com
+31 20 753 5194

Horizon
Mr. John Angerman
VP Business Development
sales@horizonnav.com
+1 248 437 7421

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